Exhibit 99.1

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2008 included in this Second Quarter Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2007 included in our 2007 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and six months ended June 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2007 have been prepared in accordance with Canadian GAAP.

This MD&A has been prepared as at August 6, 2008.

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at June 30, 2008, we had 241 manufacturing divisions and 62 product development and engineering centres in 23 countries.

Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

HIGHLIGHTS

The North American automotive industry has continued to deteriorate in 2008, in terms of both vehicle sales and production. In recent months, the rate of decline in vehicle sales has accelerated, particularly in the United States, as a result of a weakening U.S. economy, rising fuel prices, and tightening credit availability, among other factors. In addition, the North American automotive industry has experienced a rapid shift in consumer preferences away from many light trucks in favour of more fuel-efficient vehicles. The declining sales and segment shifts have resulted in high inventory levels on a number of vehicles, OEM announcements of capacity reductions and significant production cuts. We currently anticipate that the North American automotive industry will experience continued weak vehicle production in the second half of 2008.

Some of the factors that have negatively impacted all of our OEM customers, particularly rising fuel prices and the resulting shift away from many light trucks, have had a more severe impact on our largest OEM customers in North America since they derive a greater proportion of their sales from light trucks. While overall North American vehicle production volumes declined 14% in the second quarter of 2008 compared to the second quarter of 2007, General Motors (“GM”), Chrysler and Ford vehicle production declined by 27%, 18% and 15%, respectively. The lower production levels in North America at our largest OEM customers negatively impacted our sales and earnings once again in the second quarter of 2008, as our content on a number of their light truck programs is higher than our consolidated average dollar content per vehicle in North America. Given our expectations for continued weak vehicle production in North America in the second half of the year, we expect our sales and earnings to continue to be negatively impacted for the remainder of 2008.

Over the past two decades we have diversified our geographic sales, initially by growing our business in Western Europe and more recently by doing so in other markets, including Eastern Europe, Asia, South America and Africa. As a result, we have become less dependent on the North American market for our consolidated sales and profits. For the first time, our sales and operating income in Europe exceeded those in North America, and in addition, Rest of World sales and operating income continued to increase.

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During the second quarter of 2008, we posted sales of $6.7 billion, essentially unchanged from the second quarter of 2007. Increases in our European and Rest of World production sales were offset by reductions in North American production sales, complete vehicle assembly sales and tooling, engineering and other sales. During the second quarter of 2008, North American and European average dollar content per vehicle increased 2% and 23%, respectively, over the second quarter of 2007, while North American vehicle production declined 14% and European vehicle production remained essentially unchanged, each compared to the second quarter of 2007.

Operating income for the second quarter of 2008 decreased 15% or $58 million to $319 million from $377 million for the second quarter of 2007. Excluding the unusual items recorded in the second quarters of 2008 and 2007 (see “Unusual Items” below), operating income for the second quarter of 2008 decreased $85 million or 21%. The decrease in operating income was primarily due to decreased margins earned as a result of significantly lower production volumes on certain programs in North America, decreased margins earned on lower volumes for certain assembly programs, operational inefficiencies and other costs at certain facilities, downsizing costs primarily in North America, as well as incremental customer price concessions. These factors were partially offset by an increase in operating income due to the currency translation, favourable settlement on research and development incentives, favourable revaluation of warranty accruals, productivity improvements at certain divisions, additional margins earned on the launch of new programs during or subsequent to the second quarter of 2007, lower incentive compensation and lower stock compensation related to restricted shares.

Net income for the second quarter of 2008 decreased 13% or $35 million to $227 million from $262 million for the second quarter of 2007. The decrease in net income was a result of the decrease in operating income partially offset by lower income taxes.

Diluted earnings per share for the second quarter of 2008 decreased 16% or $0.37 to $1.98 from $2.35 for the second quarter of 2007 as a result of the decrease in net income combined with an increase in the weighted average number of diluted shares outstanding. The increase in the weighted average number of diluted shares outstanding was primarily due to the Class A Subordinate Voting Shares issued in 2007 in connection with the court-approved plan of arrangement (the “Arrangement”) whereby OJSC Russian Machines, a wholly owned subsidiary of Basic Element Limited, made a major strategic investment in Magna. This increase was partially offset by the purchase and cancellation of Class A Subordinate Voting Shares under the terms of our Substantial Issuer Bid (“SIB”), which was fully completed in 2007, as well as our ongoing Normal Course Issuer Bid (“NCIB”).

UNUSUAL ITEMS

During the three months and six months ended June 30, 2008 and 2007, we recorded certain unusual items as follows:

		2008			2007
	Operating Income	Net Income	Diluted Earnings Per Share	Operating Income	Net Income	Diluted Earnings Per Share

Impairment charges (1)	$(9)	$(7)	$(0.06)	$(22)	$(14)	$ (0.12)
Restructuring charges (1)	—	—	—	(14)	(10)	(0.09)
Total second quarter and year to date unusual items	$(9)	$(7)	$(0.06)	$(36)	$(24)	$ (0.21)

(1)	Restructuring and Impairment Charges

	[a]	For the six months ended June 30, 2008

During the second quarter of 2008, we recorded asset impairments of $5 million relating to specific assets at a seating systems facility in North America and $4 million relating to specific assets at an interior systems facility in Europe.

	[b]	For the six months ended June 30, 2007

During the second quarter of 2007, we recorded an asset impairment of $22 million relating to specific assets at a powertrain systems facility in the United States.

During the second quarter of 2007, we incurred restructuring and rationalization charges of $10 million relating to two facilities in North America and $4 million relating to one facility in Europe.

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CAPITAL TRANSACTIONS

On November 12, 2007, we commenced an NCIB to purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit and similar programs, up to 9 million of our Class A Subordinate Voting Shares. As at June 30, 2008, we had purchased for cancellation 6.0 million Class A Subordinate Voting Shares for an aggregate purchase price of $453 million, of which 1.9 million shares were purchased during the second quarter of 2008 for an aggregate purchase price of $134 million. The NCIB will expire on November 11, 2008, unless extended by us prior to that time.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on their various vehicle programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure considerations, legislative changes, and environmental emissions standards and safety issues. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2007, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our customers and our supply base and competition from manufacturers with operations in low cost countries.

The economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2007, remain substantially unchanged in respect of the second quarter ended June 30, 2008, except that the decline in North American production volumes of our largest customers may be more rapid than previously anticipated and such decline is expected to negatively impact our results for the remainder of 2008.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months ended June 30,				For the six months ended June 30,
	2008	2007	Change		2008	2007	Change

1 Canadian dollar equals U.S. dollars	0.991	0.913	+	8%	0.994	0.884	+ 13%
1 euro equals U.S. dollars	1.562	1.348	+	16%	1.530	1.330	+ 15%
1 British pound equals U.S. dollars	1.970	1.986	–	1%	1.974	1.970	—

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and six months ended June 30, 2008 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

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RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED JUNE 30, 2008

Sales

	For the three months ended June 30,
	2008	2007	Change

Vehicle Production Volumes (millions of units)
North America	3.479	4.057	–	14%
Europe	4.251	4.254		—

Average Dollar Content Per Vehicle
North America	$858	$840	+	2%
Europe	$500	$405	+	23%

Sales
External Production
North America	$2,986	$3,408	–	12%
Europe	2,126	1,723	+	23%
Rest of World	148	100	+	48%
Complete Vehicle Assembly	1,054	1,064	–	1%
Tooling, Engineering and Other	399	436	–	8%
Total Sales	$6,713	$6,731		—

External Production Sales - North America

External production sales in North America decreased 12% or $422 million to $3.0 billion for the second quarter of 2008 compared to $3.4 billion for the second quarter of 2007. This decrease in production sales reflects a 14% decrease in North American vehicle production volumes partially offset by a 2% increase in our North American average dollar content per vehicle. More importantly, during the second quarter of 2008 our largest customers in North America continued to reduce vehicle production volumes compared to the second quarter of 2007. While North American vehicle production volumes declined 14% in the second quarter of 2008 compared to the second quarter of 2007, GM, Chrysler and Ford vehicle production declined 27%, 18% and 15%, respectively. The pick-up truck and SUV vehicle segments, in which GM, Ford and Chrysler have relatively larger market share, have experienced severe declines in production.

Our average dollar content per vehicle grew by 2% or $18 to $858 for the second quarter of 2008 compared to $840 for the second quarter of 2007 primarily as a result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar. Excluding the effect of foreign exchange, our average dollar content per vehicle decreased primarily as a result of:

•	the impact of lower production and/or content on certain programs, including:
	•	GM’s full-sized pickups and SUVs;
	•	the Ford F-Series SuperDuty;
	•	the Ford Explorer and Mercury Mountaineer;
	•	the Dodge Ram;
	•	the Dodge Nitro;
	•	the Saturn Outlook, Buick Enclave and GMC Acadia;
	•	the Chevrolet Trailblazer, GMC Envoy and Buick Rainier;
	•	the Hummer H3;
	•	the Ford Edge and Lincoln MKX;
	•	the Chrysler Sebring, Dodge Avenger and Dodge Stratus; and
	•	the Chrysler 300 and 300C, and Dodge Charger and Magnum;
•	programs that ended production during or subsequent to the second quarter of 2007, including:
	•	the Chrysler Pacifica; and
	•	the Pontiac Grand Prix; and
•	incremental customer price concessions.

These factors were partially offset by:

•	the launch of new programs during or subsequent to the second quarter of 2007, including:
	•	the Dodge Grand Caravan and Chrysler Town & Country;
	•	the Dodge Journey;
	•	the Ford Flex;
	•	the Jeep Liberty;
	•	the Cadillac CTS; and
	•	the Ford Econoline;

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•	increased production and/or content on certain programs, including:
	•	the Ford Fusion, Mercury Milan and Lincoln MKZ; and
	•	the Ford Escape, Mercury Mariner and Mazda Tribute; and
•

acquisitions completed subsequent to the second quarter of 2007, including the acquisition of a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara America Corporation (“Ogihara”) in May 2008.

External Production Sales - Europe

External production sales in Europe increased 23% or $403 million to $2.1 billion for the second quarter of 2008 compared to $1.7 billion for the second quarter of 2007. This increase in production sales reflects a 23% increase in our European average dollar content per vehicle.

Our average dollar content per vehicle grew by 23% or $95 to $500 for the second quarter of 2008 compared to $405 for the second quarter of 2007, primarily as a result of:

•	an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar;
•	increased production and/or content on certain programs, including:
	•	the Mercedes-Benz C-Class;
	•	the MINI Clubman; and
	•	the Volkswagen Transporter / Multivan; and
•	the launch of new programs during or subsequent to the second quarter of 2007, including the Volkswagen Tiguan.

These factors were partially offset by:

•	the impact of lower production and/or content on certain programs, including:
• the MINI Cooper; and
• the BMW X3;
•	programs that ended production during or subsequent to the second quarter of 2007, including the Chrysler Voyager;
•	the sale of certain facilities during or subsequent to the second quarter of 2007; and
•	incremental customer price concessions.

External Production Sales - Rest of World

External production sales in Rest of World increased 48% or $48 million to $148 million for the second quarter of 2008 compared to $100 million for the second quarter of 2007. The increase in production sales is primarily as a result of:

•	the launch of new programs during or subsequent to the second quarter of 2007 in South Africa, Korea and China;
•	increased production and/or content on certain programs in China and Brazil; and
•	an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Chinese Renminbi, each against the U.S. dollar.

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

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	For the three months ended June 30,
	2008	2007	Change
Complete Vehicle Assembly Sales	$1,054	$1,064	–	1%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
BMW X3, Mercedes-Benz G-Class, and Saab 9[3] Convertible	31,413	36,436	–	14%
Value-Added:
Jeep Grand Cherokee, Chrysler 300, Chrysler Voyager, and Jeep Commander	8,313	18,916	–	56%
	39,726	55,352	–	28%

Complete vehicle assembly sales decreased 1% or $10 million to $1.05 billion for the second quarter of 2008 compared to $1.06 billion for the second quarter of 2007 while assembly volumes decreased 28% or 15,626 units. The decrease in complete vehicle assembly sales is primarily as a result of:

•	the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007; and
•	a decrease in assembly volumes for the BMW X3, Saab 9[3] Convertible, Chrysler 300, Jeep Commander and Grand Cherokee.

These factors were partially offset by an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

Tooling, Engineering and Other

Tooling, engineering and other sales decreased 8% or $37 million to $399 million for the second quarter of 2008 compared to $436 million for the second quarter of 2007.

In the second quarter of 2008 the major programs for which we recorded tooling, engineering and other sales were:

•	the Mazda 6;
•	the MINI Cooper, Clubman, Crossman;
•	the Mercedes-Benz C-Class;
•	the Renault Trafic and Nissan Primastar;
•	the Suzuki XL7;
•	GM’s full-size pickups;
•	the BMW X3;
•	the Audi A5;
•	the Honda Pilot; and
•	the Porsche Boxster.

In the second quarter of 2007 the major programs for which we recorded tooling, engineering and other sales were:

•	the Ford Flex;
•	the Dodge Grand Caravan and Chrysler Town & Country;
•	GM’s full-size pickups;
•	the Cadillac STS; and
•	the Mazda 6.

In addition, tooling, engineering and other sales benefited from the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

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Gross Margin

Gross margin decreased $77 million to $895 million for the second quarter of 2008 compared to $972 million for the second quarter of 2007 and gross margin as a percentage of total sales decreased to 13.3% for the second quarter of 2008 compared to 14.4% for the second quarter of 2007. The unusual items discussed in the “Unusual Items” section above negatively impacted gross margin as a percentage of total sales in the second quarter of 2007 by 0.2%. Excluding these unusual items, the 1.3% decrease in gross margin as a percentage of total sales was primarily as a result of:

•	lower gross margin earned as a result of a significant decrease in production volumes for certain programs, substantially in North America;
•	operational inefficiencies and other costs at certain facilities, in particular at certain interior systems facilities in North America;
•	downsizing costs primarily in North America; and
•	incremental customer price concessions.

These factors were partially offset by:

•	productivity and efficiency improvements at certain facilities;
•	a favourable settlement on research and development incentives;
•	a favourable revaluation of warranty accruals; and
•	improvements as a result of prior years’ restructuring activities.

Depreciation and Amortization

Depreciation and amortization costs increased 9% or $18 million to $228 million for the second quarter of 2008 compared to $210 million for the second quarter of 2007. The increase in depreciation and amortization was primarily as a result of:

•	an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar; and
•	the launch of new programs during or subsequent to the second quarter of 2007.

These factors were partially offset by:

•	the sale or disposition of certain facilities subsequent to the second quarter of 2007; and
•	the write-down of certain assets during or subsequent to the second quarter of 2007.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 5.4% for the second quarter of 2008, compared to 5.6% for the second quarter of 2007. SG&A expense decreased 4% or $14 million to $364 million for the second quarter of 2008 compared to $378 million for the second quarter of 2007. Excluding the unusual items discussed in the “Unusual Items” section above, SG&A decreased by $12 million. The strengthening of the Canadian dollar and euro, each against the U.S. dollar, resulted in a significant increase in our reported U.S. dollar SG&A expense. Despite the effect of foreign exchange, SG&A expense decreased primarily as a result of:

•	reduced spending at certain facilities;
•	reduced stock compensation costs related to accelerated restricted share agreements in the second quarter of 2007;
•	lower incentive compensation; and
•	the sale or disposition of certain facilities during or subsequent to the second quarter of 2007.

These factors were partially offset by higher infrastructure costs related to programs that launched during or subsequent to the second quarter of 2007.

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Earnings before Interest and Taxes (“EBIT”)(1)

	For the three months ended June 30,
	2008	2007	Change

North America	$141	$262	–	46%
Europe	145	96	+	51%
Rest of World	13	5	+	160%
Corporate and Other	5	1	+	400%
Total EBIT	$304	$364	–	16%

Included in EBIT for the second quarters of 2008 and 2007 were the following unusual items, which have been discussed in the “Unusual Items” section above.

	For the three months ended June 30,
	2008	2007

North America
Impairment charges	$(5)	$(22)
Restructuring charges	—	(10)
	(5)	(32)
Europe
Impairment charges	(4)	—
Restructuring charges	—	(4)
	(4)	(4)
	$(9)	$(36)

North America

EBIT in North America decreased 46% or $121 million to $141 million for the second quarter of 2008 compared to $262 million for the second quarter of 2007. Excluding the North American unusual items discussed in the “Unusual Items” section above, the $148 million decrease in EBIT was primarily as a result of:

•	lower earnings as a result of a significant decrease in production volumes for certain programs;
•	operational inefficiencies and other costs at certain facilities, in particular at certain interior systems facilities;
•	higher employee profit sharing; and
•	incremental customer price concessions.

These factors were partially offset by:

•	a favourable settlement on research and development incentives;
•	productivity and efficiency improvements at certain facilities;
•	incremental margin earned on new programs that launched during or subsequent to the second quarter of 2007;
•	incremental margin earned as a result of increased production volumes for certain programs;
•	lower affiliation fees paid to corporate; and
•	lower incentive compensation.

Europe

EBIT in Europe increased 51% or $49 million to $145 million for the second quarter of 2008 compared to $96 million for the second quarter of 2007. Excluding the European unusual items discussed in the “Unusual Items” section above, the $49 million increase in EBIT was primarily as a result of:

•	an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar;
•	a favourable revaluation of warranty accruals;
•	productivity and efficiency improvements at certain facilities, in particular at certain interior systems facilities;
•	the sale and/or closure of certain divisions subsequent to the second quarter of 2007;
•	lower employee profit sharing; and
•	increased margins earned on production programs that launched during or subsequent to the second quarter of 2007.

(1)	EBIT is defined as income from operations before income taxes as presented on our unaudited interim consolidated financial statements before net interest income.

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These factors were partially offset by:

•

lower margins earned as a result of a decrease in vehicle production volumes for certain programs including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007;

•	operational inefficiencies and other costs at certain facilities;
•	costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
•	costs incurred to develop and grow our electronics capabilities; and
•	incremental customer price concessions.

Rest of World

Rest of World EBIT increased $8 million to $13 million for the second quarter of 2008 compared to $5 million for the second quarter of 2007 primarily as a result of:

•	additional margin earned on the increase in production sales discussed above; and
•	improved operating efficiencies at certain facilities, primarily in China.

These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

Corporate and Other

Corporate and Other EBIT increased $4 million to $5 million for the second quarter of 2008 compared to $1 million for the second quarter of 2007 primarily as a result of:

•	decreased stock compensation costs as discussed in the “SG&A” section above;
•	decreased consulting fees related to a purchasing initiative in the second quarter of 2007; and
•	lower incentive compensation.

These factors were partially offset by a decrease in affiliation fees earned from our divisions.

Interest Income, net

During the second quarter of 2008, we earned net interest income of $15 million, compared to $13 million for the second quarter of 2007. The $2 million increase in net interest income is as a result of:

•	an increase in interest income earned, including interest earned on the net cash received from the Arrangement; and
•	a reduction in interest expense, primarily as a result of the repayment in January 2008 of the fourth series of our senior unsecured notes related to the acquisition of New Venture Gear (“NVG”).

Operating Income

Operating income decreased 15% or $58 million to $319 million for the second quarter of 2008 compared to $377 million for the second quarter of 2007. This decrease in operating income is the result of the decrease in EBIT partially offset by the increase in net interest income earned, both as discussed above.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) decreased to 29.8% for the second quarter of 2008 compared to 30.7% for the second quarter of 2007. In the second quarters of 2007 and 2008, income tax rates were impacted by the unusual items discussed in the “Unusual Items” section above. Excluding the unusual items, our effective income tax rate decreased to 29.6% for the second quarter of 2008 compared to 30.9% for the second quarter of 2007. The decrease in the effective income tax rate is primarily as a result of a decrease in income tax rates in Canada and Germany.

Net Income

Net income decreased by 13% or $35 million to $227 million for the second quarter of 2008 compared to $262 million for the second quarter of 2007. This decrease in net income is the result of the decrease in operating income partially offset by lower income taxes, both as discussed above.

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Earnings per Share

	For the three months ended June 30,
	2008	2007	Change

Earnings per Class A Subordinate Voting or Class B Share
Basic	$2.01	$2.40	– 16%
Diluted	$1.98	$2.35	– 16%

Average number of Class A Subordinate Voting and Class B Shares outstanding (millions)
Basic	113.1	109.1	+ 4%
Diluted	115.5	112.0	+ 3%

Diluted earnings per share decreased 16% or $0.37 to $1.98 for the second quarter of 2008 compared to $2.35 for the second quarter of 2007. Excluding the unusual items, discussed in the “Unusual Items” section above, diluted earnings per share for the second quarter of 2008 decreased $0.52 from the second quarter of 2007 as a result of a decrease in net income (excluding unusual items) combined with an increase in the weighted average number of diluted shares outstanding during the quarter.

The increase in the weighted average number of diluted shares outstanding was primarily the result of Class A Subordinate Voting Shares that were issued in the third quarter of 2007 related to the Arrangement partially offset by the purchase and cancellation of Class A Subordinate Voting Shares under the terms of our SIB, which was fully completed in 2007, as well as our ongoing NCIB.

Return on Funds Employed (“ROFE”)(1)

An important financial ratio that we use across all of our operations to measure return on investment is ROFE.

ROFE for the second quarter of 2008 was 17.2%, compared to 22.3% for the second quarter of 2007. The unusual items discussed in the “Unusual Items” section above negatively impacted ROFE in the second quarter of 2008 by 0.5% and negatively impacted ROFE in the second quarter of 2007 by 2.2%

Excluding these unusual items, the 6.8% decrease in ROFE was as a result of the decrease in EBIT, as described above, combined with a $600 million increase in average funds employed for the second quarter of 2008 compared to the second quarter of 2007. The increase in our average funds employed was primarily as a result of:

•	the strengthening of the Canadian dollar and euro, each against the U.S. dollar;
•	an increase in our average investment in working capital; and
•	an increase in our long-term investments due to the reclassification of asset-backed commercial paper (“ABCP”) as discussed in the “Cash Resources” section below.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months ended June 30,
	2008	2007	Change

Net income	$227	$262
Items not involving current cash flows	256	241
	483	503	$(20)
Changes in non-cash operating assets and liabilities	(279)	(221)
Cash provided from operating activities	$204	$282	$(78)

(1)

ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

10	Magna International Inc. Second Quarter Report 2008

Cash flow from operations before changes in non-cash operating assets and liabilities decreased $20 million to $483 million for the second quarter of 2008 compared to $503 million for the second quarter of 2007. The decrease in cash flow from operations was due to a $35 million decrease in net income, as discussed above, partially offset by a $15 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the three months ended June 30,
	2008	2007

Depreciation and amortization	$228	$210
Long-lived asset impairments	9	22
Equity income	(10)	(2)
Future income taxes and non-cash portion of current taxes	(4)	(19)
Other non-cash charges	33	30
Items not involving current cash flows	$256	$241

Cash invested in non-cash operating assets and liabilities amounted to $279 million for the second quarter of 2008 compared to $221 million for the second quarter of 2007. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months ended June 30,
	2008	2007

Accounts receivable	$(20)	$(117)
Inventory	(81)	(8)
Prepaid expenses and other	(80)	1
Accounts payable and other accrued liabilities	(35)	(109)
Income taxes payable	(58)	18
Deferred revenue	(5)	(6)
Changes in non-cash operating assets and liabilities	$(279)	$(221)

The increase in inventory in the second quarter of 2008 was primarily due to an increase in tooling inventory related to programs launching during or subsequent to the second quarter of 2008. The increase in prepaid expenses and other was primarily due to the deferral of buy-down payments made to employees of our powertrain systems facility in Syracuse, which are being amortized over the term of the collective bargaining agreement. The decrease in income taxes payable was primarily due to a favourable settlement on research and development incentives and the amount of income tax instalments.

Capital and Investment Spending

	For the three months ended June 30,
	2008	2007	Change

Fixed assets	$(187)	$(137)
Other assets	(82)	(10)
Fixed and other assets additions	(269)	(147)
Purchase of subsidiaries	(97)	—
Proceeds from disposals	19	12
Cash used in investing activities	$(347)	$(135)	$(212)

Fixed and other assets additions

In the second quarter of 2008 we invested $187 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2008 was for manufacturing equipment for programs that launched during the second quarter of 2008, or will be launching subsequent to the second quarter of 2008.

In the second quarter of 2008, we invested $82 million in other assets related primarily to fully reimbursable planning and engineering costs for programs that will be launching during or subsequent to 2008.

Magna International Inc. Second Quarter Report 2008	11

Purchase of subsidiaries

During the second quarter of 2008, we acquired a stamping and sub-assembly facility from Ogihara in Birmingham, Alabama. We also were the successful bidder to acquire a substantial portion of exteriors business and related assets from Plastech Engineered Products Inc., in a Chapter 11 sale out of bankruptcy. The total consideration for these acquisitions was $99 million, consisting of $97 million paid in cash and $2 million of assumed debt.

Proceeds from disposal

Proceeds from disposal in the second quarter of 2008 and 2007 were $19 million and $12 million, respectively, which represent normal course fixed and other asset disposals.

Financing

	For the three months ended June 30,
	2008	2007	Change

Repayments of debt	$(16)	$(5)
Issues of debt	27	54
Issues of Class A Subordinate Voting Shares	—	19
Repurchase of Class A Subordinate Voting Shares	(134)	—
Cash dividends paid	(40)	(26)
Cash used in financing activities	$(163)	$42	$(205)

The repayments of debt in the second quarter of 2008 include the repayment of government debt in Europe.

The issues of debt relate primarily to increases in bank indebtedness in Rest of World.

During the second quarter of 2007, we received cash proceeds of $19 million on the exercise of stock options for Class A Subordinate Voting Shares.

During the second quarter of 2008, we purchased 1.9 million Class A Subordinate Voting Shares for an aggregate purchase price of $134 million in relation to our NCIB, as discussed above.

The increase in cash dividends paid was the result of an increase in the dividend per Class A Subordinate Voting or Class B Share to $0.36 for the second quarter of 2008 compared to $0.24 for the second quarter of 2007.

Financing Resources

	As at June 30, 2008	As at December 31, 2007	Change

Liabilities
Bank indebtedness	$111	$89
Long-term debt due within one year	304	374
Long-term debt	339	337
	754	800
Shareholders’ equity	8,817	8,642
Total capitalization	$9,571	$9,442	$129

Total capitalization increased by $129 million to $9.57 billion at June 30, 2008 compared to $9.44 billion at December 31, 2007. The increase in capitalization was a result of a $175 million increase in shareholders’ equity, partially offset by a $46 million decrease in liabilities.

The decrease in liabilities is primarily as a result of the repayment of the fourth series of our senior unsecured notes related to the NVG acquisition.

The increase in shareholders’ equity was primarily as a result of:

•                  net income earned during the first six months of 2008 (as discussed above); and

•                  a $60 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar and euro, each against the U.S. dollar between December 31, 2007 and June 30, 2008.

12	Magna International Inc. Second Quarter Report 2008

These factors were partially offset by:

•                  the purchase for cancellation of Class A Subordinate Voting Shares in connection with the NCIB; and

•                  dividends paid during the first six months of 2008.

Cash Resources

During the first six months of 2008, our cash resources decreased by $434 million to $2.5 billion as a result of the cash used in investing and financing activities, partially offset by the cash provided from operating activities, all as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion, of which $1.8 billion was unused and available.

In addition, at June 30, 2008, we held Canadian third party ABCP with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service (“DBRS”), which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result we reclassified our ABCP to long-term investments from cash and cash equivalents. At June 30, 2008, the carrying value of this investment was Cdn$104 million (December 31, 2007 - Cdn$121 million), which was based on a valuation technique estimating the fair value from the perspective of a market participant. Refer to note 9 of our 2007 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.

During the first quarter of 2008, we recorded a $17 million impairment charge related to our investment in ABCP due to a widening of the spread between the anticipated return on the restructuring notes (the “Notes”) that are expected to continue performing and current market rates for instruments of comparable credit quality, term and structure. The widening of the spread during the first quarter of 2008 was primarily due to:

•                  the anticipated downgrade of the Notes’ credit quality by DBRS. The proposed restructuring plan now anticipates that the Notes will be rated AA as compared to AAA at December 31, 2007; and

•                  the widening of market credit spreads as a result of deterioration in credit markets during the quarter.

We did not record an adjustment to the carrying value of our investment during the second quarter of 2008, however, continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of our investment in ABCP, which could impact our earnings.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at August 6, 2008 were exercised or converted:

Class A Subordinate Voting and Class B Shares	112,587,062
Subordinated Debentures (i)	1,096,589
Stock options (ii)	2,935,590
116,619,241

(i)          The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. All or part of the 6.5% Convertible Subordinated Debentures are currently redeemable at our option.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

(ii)      Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Magna International Inc. Second Quarter Report 2008	13

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2008 that are outside the ordinary course of our business. Refer to our MD&A included in our 2007 Annual Report.

Long-term receivables in other assets are reflected net of outstanding borrowings from a customer’s finance subsidiary of $21 million since we have the legal right of set-off of our long-term receivable against such borrowings and we are settling the related amounts simultaneously.

RESULTS OF OPERATIONS – FOR THE SIX MONTHS ENDED JUNE 30, 2008

Sales

	For the six months ended June 30,
	2008	2007	Change

Vehicle Production Volumes (millions of units)
North America	6.966	7.886	–	12%
Europe	8.447	8.503	–	1%

Average Dollar Content Per Vehicle
North America	$866	$836	+	4%
Europe	$487	$398	+	22%

Sales
External Production
North America	$6,035	$6,595	–	8%
Europe	4,111	3,380	+	22%
Rest of World	269	187	+	44%
Complete Vehicle Assembly	2,140	2,168	–	1%
Tooling, Engineering and Other	780	824	–	5%
Total Sales	$13,335	$13,154	+	1%

External Production Sales - North America

External production sales in North America decreased 8% or $560 million to $6.0 billion for the six months ended June 30, 2008 compared to $6.6 billion for the six months ended June 30, 2007. This decrease in production sales reflects a 12% decrease in North American vehicle production volumes partially offset by a 4% increase in our North American average dollar content per vehicle. More importantly, during the first half of 2008 our largest customers in North America continued to reduce vehicle production volumes compared to the first half of 2007. While North American vehicle production volumes declined 12% in the first six months of 2008 compared to the first six months of 2007, GM and Chrysler vehicle production declined 22% and 16%, respectively. The pick-up truck and SUV vehicle segments, in which GM, Ford and Chrysler have relatively larger market share, have experienced the most severe decline in production.

Our average dollar content per vehicle grew by 4% or $30 to $866 for the six months ended June 30, 2008 compared to $836 for the six months ended June 30, 2007 primarily as a result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar. Excluding the effect of foreign exchange our average dollar content per vehicle decreased primarily as a result of:

•                  the impact of lower production and/or content on certain programs, including:

•      GM’s full-sized pickups and SUVs;

•      the Ford Explorer and Mercury Mountaineer;

•      the Saturn Outlook and GMC Acadia;

•      the Hummer H3;

•      the Dodge Nitro;

•      the Chevrolet Trailblazer, GMC Envoy and Buick Rainier; and

•      the Ford F-Series SuperDuty;

•                  programs that ended production during or subsequent to the six months ended June 30, 2007, including:

•      the Chrysler Pacifica; and

•      the Saturn ION; and

•                  incremental customer price concessions.

14	Magna International Inc. Second Quarter Report 2008

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2007, including:

•      the Dodge Grand Caravan and Chrysler Town & Country;

•      the Dodge Journey;

•      the Jeep Liberty;

•      the Ford Escape, Mercury Mariner and Mazda Tribute;

•      the Buick Enclave;

•      the Cadillac CTS;

•      the Ford Flex; and

•      the Ford Econoline;

•                  increased production and/or content on certain programs, including:

•      the Ford Fusion, Mercury Milan and Lincoln MKZ; and

•      the BMW X5; and

•                  acquisitions completed subsequent to the first six months of 2007, including the acquisition of a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara in May 2008.

External Production Sales - Europe

External production sales in Europe increased 22% or $731 million to $4.1 billion for the six months ended June 30, 2008 compared to $3.4 billion for the six months ended June 30, 2007. This increase in production sales reflects a 22% increase in our European average dollar content per vehicle partially offset by a 1% decrease in European vehicle production volumes.

Our average dollar content per vehicle grew by 22% or $89 to $487 for the six months ended June 30, 2008 compared to $398 for the six months ended June 30, 2007, primarily as a result of:

•                  an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar;

•                  increased production and/or content on certain programs, including:

•      the Mercedes-Benz C-Class;

•      the Volkswagen Transporter / Multivan;

•      the smart fortwo;

•      the Porsche Cayenne and Volkswagen Touareg; and

•      the Volkswagen Caddy; and

•      the launch of new programs during or subsequent to the first six months of 2007, including:

•      the Volkswagen Tiguan; and

•      the MINI Clubman.

These factors were partially offset by:

•                  the impact of lower production and/or content on certain programs, including:

•                  the MINI Cooper; and

•                  the BMW X3;

•                  programs that ended production during or subsequent to the first six months of 2007, including the Chrysler Voyager;

•                  the sale of certain facilities during or subsequent to the first six months of 2007; and

•                  incremental customer price concessions.

External Production Sales - Rest of World

External production sales in the Rest of World increased 44% or $82 million to $269 million for the six months ended June 30, 2008 compared to $187 million for the six months ended June 30, 2007. The increase in production sales is primarily a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2007 in South Africa, China and Korea;

•                  increased production and/or content on certain programs in China and Brazil; and

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Chinese Renminbi, each against the U.S. dollar.

Magna International Inc. Second Quarter Report 2008	15

Complete Vehicle Assembly Sales

	For the six months ended June 30,
	2008	2007	Change

Complete Vehicle Assembly Sales	$2,140	$2,168	–	1%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:	64,294	74,673	–	14%
BMW X3, Mercedes-Benz E-Class and G-Class, and
Saab 9[3] Convertible
Value-Added:	18,978	41,448	–	54%
Jeep Grand Cherokee, Chrysler 300,
Chrysler Voyager, and Jeep Commander
	83,272	116,121	–	28%

Complete vehicle assembly sales decreased 1% or $28 million to $2.140 billion for the six months ended June 30, 2008 compared to $2.168 billion for the six months ended June 30, 2007 while assembly volumes decreased 28% or 32,849 units. The decrease in complete vehicle assembly sales is primarily as a result of:

•                  the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007; and

•                  a decrease in assembly volumes for the BMW X3, Saab 93 Convertible, Chrysler 300, Jeep Commander and Grand Cherokee.

These factors were partially offset by:

•                  an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and

•                  higher assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other

Tooling, engineering and other sales decreased 5% or $44 million to $780 million for the six months ended June 30, 2008 compared to $824 million for the six months ended June 30, 2007.

In the six months ended June 30, 2008, the major programs for which we recorded tooling, engineering and other sales were:

•                  the BMW Z4, X3 and 1-Series;

•                  GM’s full-size pickups;

•                  the Mazda 6;

•                  the MINI Cooper, Clubman and Crossman;

•                  the Mercedes-Benz C-Class;

•                  the Audi A5;

•                  the Peugeot A58;

•                  the Renault Trafic and Nissan Primastar;

•                  the Ford F-Series; and

•                  the Suzuki XL7.

In the six months ended June 30, 2007, the major programs for which we recorded tooling, engineering and other sales were:

•                  the BMW X3;

•                  the Ford Flex;

•                  the Dodge Grand Caravan and Chrysler Town & Country;

•                  GM’s full-size pickups;

•                  the Mazda 6;

•                  the Ford F-Series;

•                  the Cadillac STS; and

•                  the Audi A5.

In addition, tooling, engineering and other sales benefited from the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

16	Magna International Inc. Second Quarter Report 2008

EBIT

	For the six months ended June 30,
	2008	2007	Change

North America	$288	$408
Europe	264	216
Rest of World	20	10
Corporate and Other	(1)	26
Total EBIT	$571	$660	–	13%

Included in EBIT for the six-month periods ended June 30, 2008 and 2007 were the following unusual items, which have been discussed in the “Unusual Items” section above.

	For the six months ended June 30,
	2008	2007

North America
Impairment charges	$(5)	$(22)
Restructuring charges	—	(10)
	(5)	(32)
Europe
Impairment charges	(4)	—
Restructuring charges	—	(4)
	(4)	(4)
	$(9)	$(36)

North America

EBIT in North America decreased 29% or $120 million to $288 million for the six months ended June 30, 2008 compared to $408 million for the six months ended June 30, 2007. Excluding the North American unusual items discussed in the “Unusual Items” section above, EBIT decreased $147 million, primarily as a result of:

•                  lower earnings as a result of a significant decrease in production volumes for certain programs;

•                  operational inefficiencies and other costs at certain facilities, in particular at certain interior systems and powertrain facilities;

•                  higher employee profit sharing; and

•                  incremental customer price concessions.

These factors were partially offset by:

•                  a favourable settlement on research and development incentives;

•                  incremental margin earned on new programs that launched during or subsequent to the six months ended June 30, 2007;

•                  productivity and efficiency improvements at certain facilities;

•                  incremental margin earned as a result of increased production volumes for certain programs;

•                  lower affiliation fees paid to corporate; and

•                  lower incentive compensation.

Europe

EBIT in Europe increased 22% or $48 million to $264 million for the six months ended June 30, 2008 compared to $216 million for the six months ended June 30, 2007. Excluding the European unusual items discussed in the “Unusual Items” section above, EBIT increased by $48 million, primarily as a result of:

•                  incremental margin earned on new programs that launched during or subsequent to the six months ended June 30, 2007;

•                  an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar;

•                  operational improvements at certain facilities, in particular at certain interior systems facilities;

•                  a favourable revaluation of warranty accruals;

•                  lower employee profit sharing and incentive compensation;

•                  incremental margin earned on higher volumes for certain production programs; and

•                  the sale and/or closure of certain underperforming divisions during or subsequent to the first six months of 2007.

Magna International Inc. Second Quarter Report 2008	17

These factors were partially offset by:

•     lower margins earned as a result of a decrease in vehicle production volumes for certain programs, including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007;

•                  costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;

•                  operational inefficiencies and other costs at certain facilities;

•                  costs incurred to develop and grow our electronics capabilities; and

•                  incremental customer price concessions.

Rest of World

EBIT in Rest of World increased $10 million to $20 million for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. EBIT increased primarily as a result of:

•                  additional margin earned on the increase in production sales discussed above; and

•                  improved operating efficiencies at certain facilities, primarily in China.

These factors were partially offset by a decrease in equity income earned on our 41% interest in Shin Young Metal Ind. Co. and costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

Corporate and Other

Corporate and Other EBIT declined $27 million to a loss of $1 million for the six months ended June 30, 2008 compared to earnings of $26 million for the six months ended June 30, 2007. The decrease in EBIT was primarily as a result of:

•                  the impairment of our investment in ABCP as discussed in the “Cash Resources” section above;

•                  a decrease in affiliation fees earned from our divisions; and

•                  higher charitable donations.

These factors were partially offset by decreased stock compensation costs as discussed in the SG&A section above.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims.

Refer to note 24 of our 2007 audited consolidated financial statements, which describes these claims.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

18	Magna International Inc. Second Quarter Report 2008

FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation: shifting OEM market shares, declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to compete with suppliers with operations in low cost countries; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; the termination or non-renewal by our customers of any material contracts; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries, including Russia; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the fact that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and OJSC Russian Machines (“Russian Machines”) for so long as the governance arrangements remain in place between them; potential conflicts of interest involving the Stronach Trust and Russian Machines; the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, may take longer to realize than expected or may not be realized at all; the possibility that the governance arrangements between the Stronach Trust and Russian Machines may terminate in certain circumstances; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

Magna International Inc. Second Quarter Report 2008	19

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended June 30,		Six months ended June 30,
	Note	2008	2007	2008	2007

Sales		$6,713	$6,731	$13,335	$13,154

Cost of goods sold		5,818	5,759	11,602	11,339
Depreciation and amortization		228	210	447	413
Selling, general and administrative	7	364	378	723	728
Interest income, net		(15)	(13)	(34)	(22)
Equity income		(10)	(2)	(17)	(8)
Impairment charges	2	9	22	9	22
Income from operations before income taxes		319	377	605	682
Income taxes		92	115	171	202
Net income		227	262	434	480
Other comprehensive income:	10
Net unrealized gains on translation of net investment in foreign operations		10	245	60	301
Repurchase of shares	8	(17)	—	(32)	—
Net unrealized gains (losses) on cash flow hedges		19	(2)	6	—
Reclassifications of net losses (gains) on cash flow hedges to net income		3	(1)	(2)	4
Comprehensive income		$242	$504	$466	$785

Earnings per Class A Subordinate Voting or Class B Share:
Basic		$2.01	$2.40	$3.81	$4.40
Diluted		$1.98	$2.35	$3.75	$4.32

Cash dividends paid per Class A Subordinate Voting or Class B Share		$0.36	$0.24	$0.72	$0.43

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:
Basic		113.1	109.1	114.0	109.0
Diluted		115.5	112.0	116.3	111.9

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[Unaudited]

[U.S. dollars in millions]

		Three months ended June 30,		Six months ended June 30,
		2008	2007	2008	2007

Retained earnings, beginning of period		$3,647	$3,970	$3,526	$3,773
Net income		227	262	434	480
Dividends on Class A Subordinate Voting and Class B Shares		(41)	(26)	(82)	(47)
Repurchase of Class A Subordinate Voting Shares	8	(53)	—	(98)	—
Retained earnings, end of period		$3,780	$4,206	$3,780	$4,206

See accompanying notes

20	Magna International Inc. Second Quarter Report 2008

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended June 30,		Six months ended June 30,
	Note	2008	2007	2008	2007

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$227	$262	$434	$480
Items not involving current cash flows		256	241	491	438
		483	503	925	918
Changes in non-cash operating assets and liabilities		(279)	(221)	(497)	(371)
		204	282	428	547

INVESTMENT ACTIVITIES
Fixed asset additions		(187)	(137)	(315)	(262)
Purchase of subsidiaries	4	(97)	—	(105)	(46)
Increase in investments and other assets		(82)	(10)	(114)	(30)
Proceeds from disposition		19	12	25	27
		(347)	(135)	(509)	(311)

FINANCING ACTIVITIES
Repayments of debt		(16)	(5)	(83)	(61)
Issues of debt		27	54	20	77
Issues of Class A Subordinate Voting Shares		—	19	—	23
Repurchase of Class A Subordinate Voting Shares		(134)	—	(247)	—
Dividends		(40)	(26)	(81)	(47)
		(163)	42	(391)	(8)

Effect of exchange rate changes on cash and cash equivalents		(6)	91	38	120

Net (decrease) increase in cash and cash equivalents during the period		(312)	280	(434)	348
Cash and cash equivalents, beginning of period		2,832	1,953	2,954	1,885
Cash and cash equivalents, end of period		$2,520	$2,233	$2,520	$2,233

See accompanying notes

Magna International Inc. Second Quarter Report 2008	21

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

	Note	June 30, 2008	December 31, 2007

ASSETS
Current assets
Cash and cash equivalents		$2,520	$2,954
Accounts receivable		4,484	3,981
Inventories		1,861	1,681
Prepaid expenses and other		223	154
		9,088	8,770
Investments	3	260	280
Fixed assets, net		4,313	4,307
Goodwill	4	1,269	1,237
Future tax assets		296	280
Other assets		531	469
		$15,757	$15,343

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$111	$89
Accounts payable		3,853	3,492
Accrued salaries and wages		554	544
Other accrued liabilities	5	1,018	911
Income taxes payable		58	248
Long-term debt due within one year		304	374
		5,898	5,658
Deferred revenue		50	60
Long-term debt		339	337
Other long-term liabilities		406	394
Future tax liabilities		247	252
		6,940	6,701

Shareholders’ equity
Capital stock	8
Class A Subordinate Voting Shares [issued: 111,860,233; December 31, 2007 –115,344,184]		3,597	3,708
Class B Shares [convertible into Class A Subordinate Voting Shares] [issued: 726,829]		—	—
Contributed surplus	9	58	58
Retained earnings		3,780	3,526
Accumulated other comprehensive income	10	1,382	1,350
		8,817	8,642
		$15,757	$15,343

See accompanying notes

22	Magna International Inc. Second Quarter Report 2008

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.      BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following Canadian generally accepted accounting principles [“GAAP”] with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the December 31, 2007 audited consolidated financial statements and notes included in the Company’s 2007 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2007 annual consolidated financial statements, except the Company prospectively adopted the new Canadian Institute of Chartered Accountants Handbook Section 3031, “Inventories”, with no restatement of prior periods. The adoption of these recommendations had no material impact on the interim consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2008 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2008 and 2007.

2.      IMPAIRMENT CHARGES

During the second quarter of 2008, the Company recorded asset impairments of $9 million [$7 million after tax] relating to certain assets in the United States and the United Kingdom.

During the second quarter of 2007, the Company recorded an asset impairment of $22 million [$14 million after tax] relating to specific assets at a powertrain facility in the United States.

3.      INVESTMENTS

At June 30, 2008, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service [“DBRS”], which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result the Company reclassified its ABCP to long-term investments from cash and cash equivalents. At June 30, 2008, the carrying value of this investment was Cdn$104 million [December 31, 2007 - Cdn$121 million], which was based on a valuation technique estimating the fair value from the perspective of a market participant. Refer to note 9 of the Company’s 2007 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.

During the first quarter of 2008, the Company recorded a $17 million impairment charge due to a widening of the spread between the anticipated return on the restructuring notes [the “Notes”] that are expected to continue performing and current market rates for instruments of comparable credit quality, term and structure. The widening of the spread during the first quarter of 2008 was primarily due to:

•      the anticipated downgrade of the Notes’ credit quality by DBRS. The proposed restructuring plan now anticipates that the Notes will be rated AA as compared to AAA at December 31, 2007; and

•      the widening of market credit spreads as a result of deterioration in credit markets during the quarter.

The Company did not record an adjustment to the carrying value of it’s investment during the second quarter of 2008, however, continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of the Company’s investment in ABCP, which could impact the Company’s earnings.

Magna International Inc. Second Quarter Report 2008	23

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.      ACQUISITIONS

On May 30, 2008, Magna acquired a facility from Ogihara America Corporation. The facility in Birmingham, Alabama manufactures major exterior and structural welded assemblies for sales to various customers, including Mercedes-Benz.

On June 16, 2008, Magna was the successful bidder to acquire a substantial portion of the exteriors business and related assets from Plastech Engineered Product Inc., in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors in the United States and Canada.

The total consideration for these acquisitions was $99 million, consisting of $97 million paid in cash and $2 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $18 million.

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets, goodwill, and intangible assets.

5.      WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2008	2007

Balance, beginning of period	$103	$94
Expense, net	10	3
Settlements	(11)	(6)
Acquisition	—	1
Foreign exchange and other	3	1
Balance, March 31,	105	93
(Income) expense, net	(17)	8
Settlements	4	(7)
Foreign exchange and other	1	9
Balance, June 30	$93	$103

6.      EMPLOYEE FUTURE BENEFIT PLANS

The Company recorded employee future benefit expenses as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Defined benefit pension plans and other	$2	$5	$7	$11
Termination and long service arrangements	7	4	16	10
Retirement medical benefits plan	4	4	7	6
	$13	$13	$30	$27

24	Magna International Inc. Second Quarter Report 2008

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.     STOCK-BASED COMPENSATION

[a]          Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2008			2007
	Options outstanding			Options outstanding
	Number of options	Exercise price (i)	Number of options exercisable	Number of options	Exercise price (i)	Number of options exercisable

Beginning of period	2,942,203	82.66	2,912,877	4,087,249	77.45	3,811,336
Granted	5,000	74.50	—	—	—	—
Exercised	(1,230)	55.00	(1,230)	(74,082)	63.21	(74,082)
Cancelled	(10,000)	97.47	(10,000)	(7,306)	73.64	(4,400)
Vested	—	—	10,326	—	—	55,443
March 31	2,935,973	82.61	2,911,973	4,005,861	77.72	3,788,297
Granted	—	—	—	40,000	88.87	—
Exercised	(383)	55.00	(383)	(590,008)	64.08	(590,008)
Cancelled	—	—	—	(366,686)	69.78	(361,641)
Vested	—	—	1,000	—	—	29,000
June 30	2,935,590	82.62	2,912,590	3,089,167	81.41	2,865,648

(i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Risk free interest rate	—	4.36%	3.56%	4.36%
Expected dividend yield	—	1.00%	2.02%	1.00%
Expected volatility	—	22%	22%	22%
Expected time until exercise	—	4 years	4 years	4 years

Weighted average fair value of option granted or modified in period (Cdn$)	$—	$19.35	$13.65	$19.35

Compensation expense recorded in selling, general and administrative expenses	$—	$1	$—	$2

[b]   Long-term retention program

Information about the Company’s long-term retention program is as follows:

	June 30, 2008	December 31, 2007

Class A Subordinate Voting Shares awarded and not released	823,477	893,541

Reduction in stated value of Class A Subordinate Voting Shares	$51	$55

Unamortized compensation expense recorded as a reduction of shareholder’s equity	$33	$36

Magna International Inc. Second Quarter Report 2008	25

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.     STOCK-BASED COMPENSATION (CONTINUED)

Compensation expense recorded in selling, general and administrative expenses during the three and six month periods ended June 30, 2008 was $2 million [2007 - $13 million], and $4 million [2007 - $14 million], respectively.

8.     CAPITAL STOCK

[a]          Changes in the Class A Subordinate Voting Shares for the three-month and six-month periods ended June 30, 2008 consist of the following [numbers of shares in the following table are expressed in whole numbers]:

	Subordinate Voting
	Number of Stares	Stated value

Issued and outstanding at December 31, 2007	115,344,184	$3,708
Repurchase and cancellation [b]	(1,555,900)	(51)
Issued under the Incentive Stock Option Plan	1,230	—
Issued under the Dividend Reinvestment Plan	2,477	—
Release of restricted stock	—	4
Repurchase [b]	—	(2)
Issued and outstanding at March 31, 2008	113,791,991	$3,659
Repurchase and cancellation [b]	(1,938,830)	(63)
Issued under the Incentive Stock Option Plan	383	—
Issued under the Dividend Reinvestment Plan	6,689	1
Issued and outstanding at June 30, 2008	111,860,233	$3,597

[b]         On November 8, 2007, the Toronto Stock Exchange [“TSX”] accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid [the “Notice”] relating to the purchase for cancellation and/or for purposes of the Company’s long-term retention [restricted stock], restricted stock unit [“RSU”] and similar programs, of up to 9.0 million Class A Subordinate Voting Shares of the Company [the “Bid”], representing approximately 9.9% of its public float of such shares. The Bid commenced on November 12, 2007 and will terminate no later than November 11, 2008. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid is 91,737, for purchases on the TSX, and 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, for purchases on the New York Stock Exchange.

During the three months ended June 30, 2008 and March 31, 2008, the Company purchased for cancellation 1.9 million and 1.6 million Class A Subordinate Voting Shares, respectively, for aggregate cash consideration of $134 million and $111 million, respectively. The excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $53 million and $45 million, respectively, was charged to retained earnings.

During the three months ended March 31, 2008, the Company also purchased 30,188 Magna Class A Subordinate Voting Shares for aggregate cash consideration of $2 million. These shares are being held in trust for purposes of the Company’s restricted stock unit program and are reflected as a reduction in the stated value of the Company’s Class A Subordinate Voting Shares.

26	Magna International Inc. Second Quarter Report 2008

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              CAPITAL STOCK (CONTINUED)

[c]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 6, 2008 were exercised or converted:

Class A Subordinate Voting and Class B Shares	112,587,062
Subordinated Debentures (i)	1,096,589
Stock options (ii)	2,935,590
116,619,241

(i)          The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at the Company’s option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. All or part of the 6.5% Convertible Subordinate Debentures are currently redeemable at the Company’s option.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

(ii)      Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

9.              CONTRIBUTED SURPLUS

Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders’ conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

	2008	2007

Stock-based compensation
Balance, beginning of period	$55	$62
Stock-based compensation expense	2	2
Exercise of options	—	(1)
Release of restricted stock	(4)	(3)
Balance, March 31,	53	60
Stock-based compensation expense	2	14
Exercise of options	—	(3)
Exercise of stock appreciation rights	—	(11)
Release of restricted stock	—	(6)
Balance, June 30,	55	54
Holders’ conversion option	3	3
	$58	$57

Magna International Inc. Second Quarter Report 2008	27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Accumulated net unrealized gains on translation of net investment in foreign operations
Balance, beginning of period	$1,395	$870	$1,360	$814
Repurchase of shares [note 8]	(17)	—	(32)	—
Net unrealized gains on translation of net investment in foreign operations	10	245	60	301
Balance, end of period	1,388	1,115	1,388	1,115

Accumulated net unrealized (loss) gain on cash flow hedges
Balance, beginning of period(i)	(28)	4	(10)	—
Net unrealized gains (losses) on cash flow hedges (ii)	19	(2)	6	—
Reclassifications of net losses (gains) on cash flow hedges to net income (iii)	3	(1)	(2)	4
Adjustment for change in accounting policy(iv)	—	—	—	(3)
Balance, end of period	(6)	1	(6)	1
Total accumulated other comprehensive income	$1,382	$1,116	$1,382	$1,116

(i)          Net of income tax benefit of $12 million for the three months ended June 30, 2008 [2007 – expense $2 million]. Net of income tax benefit of $4 million for the six months ended June 30, 2008.

(ii)      Net of income taxes of $8 million for the three months ended June 30, 2008 [2007 – benefit $1 million]. Net of income taxes of $2 million for the six months ended June 30, 2008.

(iii)  Net of income taxes of $1 million for the three months ended June 30, 2008 [2007 – $nil]. Net of income tax benefit of $1 million for the six months ended June 30, 2008 [2007 – expense $2 million].

(iv)    Net of income tax benefit of $1 million for the six months ended June 30, 2007.

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $3 million [net of income taxes of $1 million].

11.       CAPITAL DISCLOSURES

The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation or increase or decrease the amount of debt outstanding.

The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the balance sheet. Total capitalization includes debt and all components of shareholders’ equity.

28	Magna International Inc. Second Quarter Report 2008

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       CAPITAL DISCLOSURES (CONTINUED)

The Company’s capitalization and debt to total capitalization is as follows:

	June 30,	December 31,
	2008	2007

Liabilities
Bank indebtedness	$111	$89
Long-term debt due within one year	304	374
Long-term debt	339	337
	754	800
Shareholders’ equity	8,817	8,642
Total capitalization	$9,571	$9,442

Debt to total capitalization	7.9%	8.5%

12.       FINANCIAL INSTRUMENTS

[a]          The Company’s financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2008	2007

Held for trading
Cash and cash equivalents	$2,520	$2,954

Held to maturity investments
Severance investments	$11	$10
Investment in ABCP	103	121
	$114	$131

Loans and Receivables
Accounts receivable	$4,484	$3,981
Long-term receivables included in other assets	97	128
	$4,581	$4,109

Other financial liabilities
Bank indebtedness	$111	$89
Accounts payable	3,853	3,492
Accrued salaries and wages	554	544
Other accrued liabilities	1,018	911
Income taxes payable	58	248
Long-term debt (including portion due within one year)	643	711
	$6,237	$5,995

[b]          Fair value

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Magna International Inc. Second Quarter Report 2008	29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       FINANCIAL INSTRUMENTS (CONTINUED)

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes payable

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

Fair value information is not readily determinable for the Company’s investment in ABCP. At June 30, 2008, the carrying value of the Company’s investment in ABCP is not materially different from the estimated fair value [note 3].

Long-term debt

The fair values of the Company’s long-term debt, based on current rates for debt with similar terms and maturities, are not materially different from their carrying values.

[c]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held to maturity investments includes an investment in ABCP [note 3]. Given the continuing uncertainties regarding: (i) the value of the underlying assets; (ii) the amount and timing of cash flows; and (iii) the successful restructuring of the ABCP, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government, corporation or major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks. However, in North America, the Company’s three largest customers are rated as below investment grade by credit rating agencies, and in the event that they are unable to satisfy their financial obligations or seek protection from their creditors, the Company may incur additional expenses as a result of such credit exposure.

For the three months ended June 30, 2008, sales to the Company’s five largest customers represented 77% of our total sales, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships. Due to the nature of these business relationships and the level of integration the Company has with its customers, the Company’s exposure to overdue accounts receivable does not represent a material credit risk to the Company.

[d]          Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

As at June 30, 2008, this foreign exchange exposure was not material.

30	Magna International Inc. Second Quarter Report 2008

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       FINANCIAL INSTRUMENTS (CONTINUED)

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed.

13.       SEGMENTED INFORMATION

	Three months ended June 30, 2008				Three months ended June 30, 2007
	Total sales	External sales	EBIT (i)	Fixed assets, net	Total sales	External sales	EBIT (i)	Fixed assets, net

North America
Canada	$1,533	$1,438		$1,008	$1,828	$1,755		$1,102
United States	1,371	1,314		1,005	1,589	1,550		1,031
Mexico	465	408		366	388	343		368
Eliminations	(183)	—		—	(139)	—		—
	3,186	3,160	$141	2,379	3,666	3,648	$262	2,501
Europe
Euroland	2,913	2,852		1,183	2,515	2,475		1,017
Great Britain	322	319		92	304	304		88
Other European countries	261	219		159	217	195		135
Eliminations	(75)	—		—	(41)	—		—
	3,421	3,390	145	1,434	2,995	2,974	96	1,240
Rest of World	172	156	13	172	121	106	5	135
Corporate and Other	(66)	7	5	328	(51)	3	1	230
Total reportable segments	$6,713	$6,713	$304	4,313	$6,731	$6,731	$364	4,106
Current assets				9,088				8,290
Investments, goodwill and other assets				2,356				2,136
Consolidated total assets				$15,757				$14,532

Magna International Inc. Second Quarter Report 2008	31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       SEGMENTED INFORMATION (CONTINUED)

	Six months ended June 30, 2008				Six months ended June 30, 2007
	Total sales	External sales	EBIT (i)	Fixed assets, net	Total sales	External sales	EBIT(i)	Fixed assets, net

North America
Canada	$3,120	$2,939		$1,008	$3,511	$3,377		$1,102
United States	2,760	2,653		1,005	3,064	2,985		1,031
Mexico	914	806		366	729	638		368
Eliminations	(349)	—		—	(274)	—		—
	6,445	6,398	$288	2,379	7,030	7,000	$408	2,501
Europe
Euroland	5,684	5,569		1,183	5,078	4,993		1,017
Great Britain	642	639		92	590	589		88
Other European countries	513	436		159	406	366		135
Eliminations	(139)	—		—	(84)	—		—
	6,700	6,644	264	1,434	5,990	5,948	216	1,240
Rest of World	313	284	20	172	229	202	10	135
Corporate and Other	(123)	9	(1)	328	(95)	4	26	230
Total reportable segments	$13,335	$13,335	$571	4,313	$13,154	$13,154	$660	4,106
Current assets				9,088				8,290
Investments, goodwill and other assets				2,356				2,136
Consolidated total assets				$15,757				$14,532

(i) EBIT represents operating income before interest income or expense.

14.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

32	Magna International Inc. Second Quarter Report 2008

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada – Class A Subordinate Voting Shares Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1, Canada Telephone: 1-800-564-6253
United States – Class A Subordinate Voting Shares Computershare Trust Company N.A. 350 Indiana Street Golden, Colorado, 80401, U.S.A. Telephone: (303) 262-0600 www.computershare.com

EXCHANGE LISTINGS

Class A Subordinate Voting Shares

Toronto Stock Exchange                MG.A

The New York Stock Exchange     MGA

6.5% Convertible Unsecured Subordinated Debentures due March 31, 2010
Toronto Stock Exchange               MG.DB

Class B Shares – Delisted September 21, 2007

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072.

2007 Annual Report

Copies of the 2007 Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov

Magna International Inc.

337 Magna Drive, Aurora, Ontario Canada L4G 7K1

Telephone: (905) 726-2462
Fax: (905) 726-7164

Visit our website at:www.magna.com